Filed Pursuant to Rule Number 424(b)(3)
Registration No. 333-170298

AMERICAN REALTY CAPITAL TRUST III, INC.
SUPPLEMENT NO. 4 DATED OCTOBER 6, 2011
TO THE PROSPECTUS DATED MARCH 31, 2011

This prospectus supplement (this “Supplement No. 4”) is part of the prospectus of American Realty Capital Trust III, Inc. (the “Company” or “we”), dated March 31, 2011 (the “Prospectus”), as supplemented by Supplement No. 1, dated August 10, 2011 (“Supplement No. 1”), Supplement No. 2, dated August 19, 2011 (“Supplement No. 2”) and Supplement No. 3, dated September 7, 2011. This Supplement No. 4 supplements, modifies or supersedes certain information contained in our Prospectus, Supplement No. 1, Supplement No. 2 and Supplement No. 3 and should be read in conjunction with our Prospectus, Supplement No. 1, Supplement No. 2 and Supplement No. 3. Unless otherwise indicated, the information contained herein is current as of the filing date of the prospectus supplement in which the Company initially disclosed such information. This Supplement No. 4 will be delivered with the Prospectus, Supplement No. 1, Supplement No. 2 and Supplement No. 3.

The purpose of this Supplement No. 4 is to, among other things:

•	disclose operating information, including the status of the offering and the shares currently available for sale; and
•	disclose recent real estate investments.

Status of the Offering

We commenced our reasonable best efforts initial public offering of up to 150.0 million shares of common stock on June 30, 2011. On August 10, 2011, we raised total gross proceeds in the amount of approximately $2.0 million, sufficient to break escrow, broke escrow and issued approximately 0.2 million shares of common stock to our initial investors who were admitted as stockholders. We will not accept subscriptions from residents of Pennsylvania until we have received aggregate subscriptions of at least $75.0 million and we will not accept subscriptions from residents of Tennessee until we have received aggregate subscriptions of at least $20.0 million.

We will offer shares of our common stock until March 31, 2013, unless the offering is extended in accordance with the Prospectus, provided that the offering will be terminated if all 150.0 million shares of our common stock are sold before such date (subject to our right to reallocate shares offered pursuant to our distribution reinvestment plan for sale in our primary offering).

Shares Currently Available for Sale

As of September 30, 2011, we had received aggregate gross proceeds of approximately $26.4 million from the sale of approximately 2.6 million shares of common stock in our public offering. As of September 30, 2011, there were approximately 2.7 million shares of our common stock outstanding, including restricted stock and shares issued under the distribution reinvestment plan, or DRIP. As of September 30, 2011, there were approximately 147.4 million shares of our common stock available for sale, excluding shares available under our DRIP.

PROSPECTUS UPDATES

Investor Suitability Standards

The following disclosure replaces the paragraph entitled “Alabama” in the section entitled “Investor Suitability Standards” on page ii of the Prospectus.

“Alabama

•	In addition to the general suitability requirements described above, shares will only be sold to Alabama residents that represent that they have a liquid net worth of at least 10 times the amount of their investment in this real estate investment program and other similar programs. Note that Alabama investors cannot participate in the distribution reinvestment plan feature that reinvests distributions into subsequent affiliated programs.”

Description of Real Estate Investments

The following disclosure is to be added to page 118 of the Prospectus.

“Description of Real Estate Investments

FedEx Freight Distribution Facility

On September 27, 2011, the Company, through an indirect, wholly-owned subsidiary, closed its acquisition of a free-standing fee simple build-to-suit freight distribution facility located in Butte, Montana (the “FedEx Freight Distribution Facility”). The seller of the property was William Charles, Ltd., an entity which has no material relationship with the Company and the acquisition was not an affiliated transaction.

The tenant of the property is FedEx Freight, Inc., a subsidiary of FedEx Corp. (NYSE: FDX). The FedEx Freight Distribution Facility totals 45,826 square feet and was completed as a build-to-suit facility in 2008.

Capitalization

The purchase price of the FedEx Freight Distribution Facility was approximately $8.9 million, exclusive of closing costs, at a capitalization rate of 7.8% (calculated by dividing annualized rental income on a straight-line basis less estimated property operating costs by the base purchase price). At closing, we funded the acquisition, excluding acquisition costs, of the FedEx Freight Distribution Facility with net proceeds from our ongoing offering.

Major Tenants/Lease Expiration

The property is 100% leased to FedEx Freight, Inc. The lease has a 15 year term and expires on or around September 15, 2026. The lease contains no annual rental escalations during the primary term and two renewal options of five years each.

The lease is double net whereby we are responsible for maintaining the roof and structure of the building and FedEx Freight, Inc. is required to pay substantially all other operating expenses, in addition to base rent. The annualized rental income for the initial lease term will be approximately $697,000, or approximately $15.21 per rentable square foot.

Other

FedEx Corp. is a holding company that provides transportation, e-commerce and business services, operating in four segments: FedEx Express, FedEx Ground, FedEx Freight, and FedEx Kinko’s. The FedEx Freight segment offers regional next-day and second-day freight services, as well as long-haul freight services. FedEx Corporation, formerly known as FDX Corporation, was founded in 1971 and is headquartered in Memphis, Tennessee.

FedEx Corp. currently files its financial statements in reports filed with the U.S. Securities and Exchange Commission, and the following summary financial data regarding FedEx Corp. are taken from such filings:

	Three Months Ended	Year Ended
(Amounts in Millions)	August 31, 2011 (Unaudited)	May 31, 2011 (Audited)	May 31, 2010 (Audited)	May 31, 2009 (Audited)
Statements of Operations Data
Revenues	$10,521	$39,304	$34,734	$35,497
Operating income	737	2,378	1,198	747
Net income	464	1,452	1,184	98

	August 31, 2011 (Unaudited)	May 31, 2011 (Audited)	May 31, 2010 (Audited)	May 31, 2009 (Audited)
Consolidated Condensed Balance Sheets
Total assets	$27,838	$27,385	$24,902	$24,244
Long-term debt	1,367	1,667	1,668	1,930
Total common stockholders investment	15,714	15,220	13,811	13,626

Advance Auto Properties

On September 30, 2011, the Company, through its sponsor American Realty Capital II, LLC, closed the acquisition of a fee simple interest in two Advance Auto Parts stores located in Houston, Texas (the “Advance

Auto Properties”). The sellers of the Advance Auto Properties were Oakley Investments, LLC and Coit Properties, LLC, entities which have no material relationship with the Company and the acquisition was not an affiliated transaction.

The tenant of the properties is Advance Stores Co., Inc., a wholly-owned subsidiary of Advance Auto Parts, Inc. (NYSE: AAP). The Advance Auto Properties total 13,471 square feet and were both completed in 2006.

Capitalization

The purchase price of the Advance Auto Properties was approximately $3.1 million, exclusive of closing costs, at a capitalization rate of 8.0% (calculated by dividing annualized rental income on a straight-line basis less estimated property operating costs by the base purchase price). At closing, we funded the acquisition, excluding acquisition costs, of the Advance Auto Properties with net proceeds from our ongoing offering.

Major Tenants /Lease Expiration

The properties are 100% leased to Advance Stores Co., Inc. The leases both have a 15 year term and expire on August 31, 2021, and October 31, 2021, with an average of 10 years remaining. The leases contain no annual rental escalations or renewal options.

The leases are double net whereby we are responsible for maintaining the foundation and structure of the building and Advance Stores Co., Inc. is required to pay substantially all other operating expenses, in addition to base rent. The aggregate annual rent for the Advance Auto Properties will be approximately $252,000, or approximately $18.71 per rentable square.

Other

Advance Auto Parts, Inc. operates as a retailer of automotive aftermarket parts, accessories, batteries, and maintenance items. The company’s operations are divided into two segments: Advance Auto Parts (AAP) and Autopart International (AI). The AAP segment operates stores which primarily offer auto parts, including, among other items, alternators, batteries, chassis parts, clutches, engines and engine parts, radiators, starters, and transmissions. The AI segment operates stores that provide replacement parts for domestic and imported cars and light trucks in northeast and Mid-Atlantic regions, as well as to warehouse distributors in North America. The company was founded in 1929 and is based in Roanoke, Virginia.

Advance Auto Parts, Inc. currently files its financial statements in reports filed with the U.S. Securities and Exchange Commission, and the following summary financial data regarding Advance Auto Parts, Inc. are taken from such filings:

(Amounts in Thousands)	Twenty-Eight Week Period Ended July 16, 2011 (Unaudited)	Year Ended
		January 1, 2011 (Audited)	January 2, 2010 (Audited)	January 3, 2009 (Audited)
Statements of Operations Data
Net Sales	$3,377,902	$5,925,203	$5,412,623	$5,142,255
Operating income	374,904	584,933	454,385	414,927
Net income	222,690	346,053	270,373	238,038

	July 16, 2011 (Unaudited)	January 1, 2011 (Audited)	January 2, 2010 (Audited)	January 3, 2009 (Audited)
Consolidated Condensed Balance Sheets
Total assets	$3,603,468	$3,354,217	$3,072,963	$2,964,065
Total current liabilities	2,086,035	1,848,049	1,466,027	1,364,994
Long-term debt	565,420	300,851	202,927	455,161
Other long-term liabilities	187,735	165,943	121,644	68,744
Total stockholders’ equity	764,278	1,039,374	1,282,365	1,075,166